Exhibit 99.1

1Q 2024

Results

April 26, 2024

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

April 26, 2024  |  Page 1

HIGHLIGHTS

Monterrey, Mexico, April 26, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the first quarter of 2024.

•	FEMSA: Total Consolidated Revenues grew 11.3% compared to 1Q23.

•	FEMSA Retail[1]: Proximity Americas total Revenues increased 15.1% versus 1Q23.

•	DIGITAL: Spin by OXXO had 7.4 million active users[2] while Spin Premia had 21.7 million active loyalty users[3] and an average tender[3] of 35.1%.

•	COCA-COLA FEMSA: Total volume and revenues grew 7.3% and 11.2%, respectively against 1Q23.

Financial Summary for the First Quarter 2024

Change vs. comparable period

	Total Revenues	Gross Profit	Income from Operations	Same-Store Sales
	1Q24	1Q24	1Q24	1Q24
FEMSA Consolidated	11.3%	10.9%	14.4%
Proximity Americas	15.1%	19.9%	11.5%	9.7%
Proximity Europe	8.2%	11.0%	175.0%	N.A.
Health	(2.3)%	(8.6)%	(40.0)%	(0.1)%
Fuel	13.9%	6.4%	1.4%	6.9%
Coca-Cola FEMSA	11.2%	11.7%	11.6%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

“Our first quarter results showed we are carrying the positive momentum from last year, into 2024. The majority of our operations, including the two that contribute most to our results, delivered excellent numbers across the board. Proximity achieved double-digit growth in top-line and operating income, driven by strong and balanced same-store sales growth, healthy new-store expansion, and good expense control. For its part, Coca-Cola FEMSA delivered a potent set of numbers across its own income statement, driven by strong volume and revenue growth in its major markets.

Digital@FEMSA continued to add users and advance towards its ecosystem objectives, and we also saw good progress at Valora and OXXO Gas. The one operation that is facing strong headwinds is Health, where we continue to navigate a tough competitive environment in Mexico, and a rapidly evolving institutional environment in Colombia. Our team is well advanced in adjusting the strategy to overcome those challenges, and we are confident the trends will improve and eventually converge with the positive dynamics we see elsewhere in our Company.

On the capital allocation front, during the quarter our shareholders approved several measures linked to our capital allocation framework, such as raising our ordinary dividend, approving a special dividend for this year, and doubling our buyback capacity. We made progress on the execution of this capital return strategy, and we began to move toward our stated leverage objective.

In short, we hit the ground running in 2024 and we are hard at work advancing on every element of our strategy, as we continue to pursue and capture the significant opportunities before us. I am grateful to the entire FEMSA team for their extraordinary dedication.”

1  FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

2  Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

    Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

3 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

April 26, 2024  |  Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q24	1Q23	Var.
Total Revenues	178,204	160,107	11.3%
Income from Operations	14,767	12,912	14.4%
Operating Margin (%)	8.3	8.1	20	bps
Adjusted EBITDA[3]	25,049	21,712	15.4%
EBITDA Margin (%)	14.1	13.6	50	bps
Net Income	5,884	50,329	N.S.

Net Debt ex-KOF4

Amounts expressed in millions of Mexican Pesos (Ps.)

As of March 31, 2024	Ps.		US$[3]
Cash and Investments	144,660		8,737
Long-Term Debt	66,836		4,037
Lease Liabilities	92,687		5,598
Net debt	14,863		898
ND / Adjusted EBITDA	0.24	x	-

Total revenues increased 11.3% in 1Q24 compared to 1Q23, driven by growth across most of our business units.

Gross profit increased 10.9%. Gross margin decreased 20 basis points, mainly reflecting margin contractions in FEMSA’s Health and Fuel operations. This was partially offset by margin expansions in the Proximity Americas, Coca-Cola Femsa, and Proximity Europe divisions.

Income from operations increased 14.4%. The consolidated operating margin was 8.3% as a percentage of total sales, mainly explained by a margin expansion in the Proximity Europe division and stable margins of Coca-Cola FEMSA.

Our effective income tax rate was 36.0% in 1Q24 compared to 28.7% in 1Q23. Our income tax provision was Ps. 3,267 million in 1Q24.

Net consolidated income was Ps. 5,884 million, reflecting: i) a challenging comparative base from the first quarter of 2023, which included a gain of Ps. 40,606 million from the reclassification of FEMSA’s investment in Heineken to discontinued operations, ii) lower interest income of Ps. 2,845 million compared to Ps. 8,500 million in 1Q23 attributable to a gain from the purchase of debt in 1Q23 of US$1.7 billion, which was not repeated in 1Q24; and iii) a higher interest expense amounting to Ps. 4,716 million stemming from the acquisition of financial derivatives, partially compensated by a reduction in interest rates associated with debt prepayment. This was partially offset by a lower non-cash foreign exchange loss of Ps. 1,104 million resulting from a decrease in our cash position in dollars compared to the period ended in 2023.

Net majority income was Ps. 0.82 per FEMSA Unit1 and US$0.49 per FEMSA ADS2.

Capital expenditures amounted to Ps. 7,371 million, driven by ongoing investment initiatives across our business units aimed at improving our productivity, efficiency, and competitiveness.

1 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of March 31, 2023 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

2 The exchange rate published by the Federal Reserve Bank of New York for March 31, 2024 was 16.5574 MXN per USD.

3 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges.

4 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

EBITDA ex-KOF: FEMSA Consolidated EBITDA as described above – Coca-Cola FEMSA’s Consolidated EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments. All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 16 of this document.

April 26, 2024  |  Page 3

PROXIMITY AMERICAS OXXO (Mexico & Latam2)

1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q24	1Q23	Var.
Same-store sales (thousands of Ps.)	960.0	875.4	9.7%
Total Revenues	70,085	60,871	15.1%
Income from Operations	4,978	4,463	11.5%
Income from Operations Margin (%)	7.1	7.3	(20	)bps
Adjusted EBITDA	8,627	7,660	12.6%
Adjusted EBITDA Margin (%)	12.3	12.6	(30	)bps

Net Additions Vs. comparable quarter	Store Base As of 1Q24 LTM	Same-Store Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 15.1% in 1Q24 compared to 1Q23, reflecting 9.7% average same-store sales for the Proximity Americas Division, driven by 7.3% growth in average customer ticket and an increase of 2.2% in store traffic. These figures reflect a strong performance across all OXXO’s categories, mainly supported by thirst and gathering occasions, such as beer, soft drinks, and snacks. During the quarter, the OXXO store base in Mexico & Latam expanded by 424 units to reach 1,675 total net store additions for the last twelve months. As of March 31, 2024, Proximity Americas had a total of 23,290 OXXO stores.

Gross profit reached 42.0% of total revenues, reflecting a 170-basis points expansion resulting from higher contribution of financial services and revenue growth management initiatives which contributed to better pricing dynamics and an increase in commercial income.

Income from operations represented 7.1% of total revenues, 20 basis points below 1Q23. Operating expenses increased 21.7% to Ps. 24,444 million, reflecting the addition of new stores and higher labor expenses, particularly in Mexico.

2 OXXO Latam: OXXO Colombia, Chile and Peru.

April 26, 2024  |  Page 4

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased by 40.5% in 1Q24 compared to 1Q23, driven by an average same-store sales increase of 18.8%, reflecting strong performance in groceries, home hygiene and convenience categories, notably supported by soft drinks. During the quarter, the Bara store base expanded by 15 units reaching a total of 374 Bara stores as of March 31, 2024.

Grupo Nós2

Total revenues of OXXO Brazil in 1Q24 grew 117% year-over-year. This figure reflects the successful evolution and expansion of the OXXO value proposition in the region which resulted in same-store sales growth of 18.4%, as well as the addition of 197 net new OXXO stores for the last twelve months. During the quarter, the store base expanded by 71 units. As of March 31, 2024, we had a total of 511 OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

April 26, 2024  |  Page 5

PROXIMITY EUROPE Valora

1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	1Q24	1Q23	Var.
Total Revenues	10,939	10,111	8.2%
Income from Operations	388	141	175.0%
Income from Operations Margin (%)	3.5	1.4	210	bps
Adjusted EBITDA	1,670	1,328	25.8%
Adjusted EBITDA Margin (%)	15.3	13.1	220	bps

Total revenues increased 8.2% in 1Q24 compared to 1Q23, reflecting robust performance in both the B2B business and retail sales across all countries. This was primarily driven by strong promotional income and the addition of new B2B customers, partially offset by an impact in traffic caused by labor strikes in Germany during the quarter. By the end of the period, Proximity Europe had 2,789 points of sale.

Gross profit reached 43.2% of total revenues, reflecting a 100 basis-point expansion driven by a sustained positive performance in the B2B business, a positive price-mix effect, and higher promotional income.

Income from operations represented 3.5% of total revenues, driven by contributions from the B2B business, and proportional increase of operating expenses to sales. Operating expenses rose by 5.3% to Ps. 4,342 million, primarily due to higher costs of rent and labor.

April 26, 2024  |  Page 6

HEALTH

1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	1Q24	1Q23	Var.
Same-store sales (thousands of Ps.)	1,017.8	1,018.7	(0.1)%
Total Revenues	18,154	18,574	(2.3)%
Income from Operations	601	1,002	(40.0)%
Income from Operations Margin (%)	3.3	5.4	(210	)bps
Adjusted EBITDA	1,679	2,028	(17.2)%
Adjusted EBITDA Margin (%)	9.2	10.9	(170	)bps

Net Additions Vs. comparable quarter	Locations As of 1Q24 LTM	Same-Store Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues decreased 2.3% in 1Q24 compared to 1Q23, impacted by several factors, driven mainly by ongoing challenges in institutional sales in Colombia, a complex macroeconomic environment in Ecuador, persistent competition in Mexico, and a reduced number of stores during the quarter compared to the same quarter of last year. During the quarter, the store base was reduced by 34 units reaching a total of 4,440 locations across our territories, as of March 31, 2024. This figure reflects the addition of 254 net new locations in the last twelve months. Same-store sales decreased by an average of 0.1%, reflecting the trends described above.

Gross profit was 28.8% of total revenues, reflecting a tough comparison base from higher commercial income in 1Q23, as well as a negative price-mix effect, and lower sales resulting from the decrease in the number of stores compared to 1Q23.

Income from operations amounted to 3.3% of total revenues. Operating expenses decreased 1.9% to Ps. 4,625 million, reflecting tight expense control.

April 26, 2024  |  Page 7

FUEL

1Q24 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	1Q24	1Q23	Var.
Same-station sales (thousands of Ps.)	7,601.7	7,109.5	6.9%
Total Revenues	14,963	13,141	13.9%
Income from Operations	530	523	1.4%
Income from Operations Margin (%)	3.5	4.0	(50	)bps
Adjusted EBITDA	897	819	9.5%
Adjusted EBITDA Margin (%)	6.0	6.2	(20	)bps

Net Additions Vs. comparable quarter	Service Station Base As of 1Q24 LTM	Same-Station Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 13.9% in 1Q24 compared to 1Q23, reflecting a 6.9% average same-station sales increase, driven by 3.4% growth in average volume and 3.4% increase in the average price per liter. These results were driven by higher volume in our institutional sales and wholesale channel, coupled with pricing strategies implemented during the quarter. The OXXO Gas retail network had 570 points of sale as of March 31, 2024.

Gross profit was 11.6% of total revenues compared to 12.4% in 1Q23, mainly reflecting higher revenues from our institutional sales.

Income from operations accounted for 3.5% of total revenues, reflecting operational expenses efficiencies, which were offset by a lower gross margin. Operating expenses increased 8.8% to Ps. 1,209 million, reflecting higher labor expenses.

April 26, 2024  |  Page 8

FEMSA Retail Operations Summary

Currency-neutral terms where applicable

Total Revenue Growth (% vs year ago)

1Q24
Proximity Americas
OXXO[1]	15.1%
Mexico	14.8%
OXXO Latam[2]	30.7%

Other Proximity Americas formats
Bara	40.5%
OXXO Brazil[3]	117.0%

Proximity Europe[4]	12.6%
OXXO Gas	13.9%

FEMSA Health[5]	(2.1)%
Chile	(4.8)%
Colombia	0.0%
Ecuador	(19.5)%
Mexico	4.4%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	FEMSA Health Include franchised stores in Ecuador.

Total Unit Growth (% vs year ago)

1Q24
Proximity Americas
OXXO	7.7%
Mexico	6.3%
OXXO Latam[1]	58.6%

Other Proximity Americas formats
Bara	32.2%
OXXO Brazil[2]	67.2%

Proximity Europe[3]	1.5%
OXXO Gas	0.0%

FEMSA Health	6.1%
Chile	3.5%
Colombia	13.1%
Ecuador	1.3%
Mexico	7.0%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

1Q24
Proximity Americas
OXXO[1]	9.7%
Mexico	9.7%
OXXO Latam[2]	6.2%

Other Proximity Americas formats
Bara	18.8%
OXXO Brazil[3]	18.4%

Proximity Europe[4]	N.A.
OXXO Gas	6.9%

FEMSA Health[5]	0.0%
Chile	1.2%
Colombia	18.2%
Ecuador	(1.0)%
Mexico	(3.8)%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.

April 26, 2024  |  Page 9

DIGITAL@FEMSA[1]

Spin by OXXO

Spin by OXXO acquired 1.0 million users during the quarter to reach 10.9 million total users in 1Q24, compared to 6.4 million users in 1Q23. This represents an increase of 70.1% YoY and a 4.5% compound monthly growth rate. Active users2 represented 68.2% of the total acquired user base representing 77.9% growth and reaching 7.4 million. Total transactions per month increased 7.7%3 during the quarter to reach an average of 50.7 million per month in 1Q24, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 3.8 million users during the quarter to reach 44.0 million total users in 1Q24, compared to 28.9 million users in 1Q23. This represents an increase of 52.3% YoY and a 3.6% compound monthly growth rate. Active users4 represented 49.4% of the total acquired user base representing 71.3% growth and reaching 21.7 million. The average tender5 during the quarter was 35.1%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the quarter-over-quarter growth of average monthly transactions.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

5 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

April 26, 2024  |  Page 10

RECENT DEVELOPMENTS

•	On March 15, 2024, FEMSA announced that, consistent with its capital allocation framework and commitment to enhance capital returns to shareholders, it has entered into a derivative instrument known as an accelerated share repurchase (“ASR”) agreement with a financial institution in the United States of America, to repurchase the Company’s shares through the acquisition of American Depositary Shares (“ADS”). Under the terms of the ASR agreement, FEMSA has agreed to repurchase from such financial institution an aggregate amount of USD $400 million of its ADS. The ASR contemplates an initial delivery of approximately 20% of the ADS on or about March 19, 2024.

The total number of ADS ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of the Company’s ADS during the term of the agreement, subject to certain limitations. The final settlement of the ASR agreement is expected to be completed no later than the third quarter of 2024.

•	On March 25, 2024, FEMSA announced that it held its Annual Shareholders’ Meeting today (“the Shareholders’ Meeting”), during which the shareholders approved the consolidated financial statements for the year ended December 31, 2023, the 2023 CEO’s annual report and the opinion of the Board of Directors for the year 2023.

The Annual Shareholders’ Meeting elected the members of the board of directors and the members of each of the Audit Committee, the Corporate Practices and Nominations Committee and the Operations and Strategy Committee of the Board for 2024. In line with our goal of setting the standard for corporate governance best practices, the shareholders’ meeting elected Elane Stock and Olga Gonzalez Aponte as new independent directors. With these additions, our board of directors has 46% representation of independent directors, and 40% participation of women on the board.

The list of the elected directors can be found in the link: https://femsa.gcs-web.com/corporate-governance/board-of-directors

The Annual Shareholders’ Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.9161 per each Series "D" share and Ps. 0.7329 per each Series "B" share, which amounts to Ps. 4.3973 per "BD" Unit (BMV: FEMSAUBD) or Ps. 43.973 per ADS (NYSE: FMX), and Ps. 3.6645 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 18, July 18, October 17 of 2024 and January 16 of 2025.

Additionally, the Annual Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 0.6417 per each Series "D" share and Ps. 0.5134 per each Series "B" share, which amounts to Ps. 3.0802 per "BD" Unit (BMV: FEMSAUBD) or Ps. 30.8020 per ADS (NYSE: FMX), and Ps. 2.5670 per "B" Unit (BMV: FEMSAUB), to be paid in four equal installments, payable on April 18, July 18, October 17 of 2024 and January 16 of 2025.

For additional information, please refer to the Summary of Resolutions in the Shareholders Meeting section of our corporate website at: https://femsa.gcsweb.com/shareholder-meeting-information.

•	On April 23, 2024, FEMSA announced that it had filed its annual report on Form 20-F for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (SEC) and its annual report, for the same period, with the Comisión Nacional Bancaria y de Valores (Mexican Banking and Securities Commission) and the Bolsa Mexicana de Valores (Mexican Stock Exchange). These reports are available on FEMSA's investor relations website at http://ir.femsa.com.

April 26, 2024  |  Page 11

CONFERENCE CALL INFORMATION

Our First Quarter 2024 Conference Call will be held on: Friday, April 26, 2024, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/k3krqeec/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on March 31, 2024, which was 16.5574 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Nine pages of tables and Coca-Cola FEMSA’s press release to follow

April 26, 2024  |  Page 12

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	178,204	100.0	160,107	100.0	11.3
Cost of sales	107,980	60.6	96,781	60.4	11.6
Gross profit	70,224	39.4	63,326	39.6	10.9
Administrative expenses	8,419	4.7	6,636	4.1	26.9
Selling expenses	46,773	26.2	44,034	27.5	6.2
Other operating expenses (income), net (1)	265	0.1	(256)	(0.2)	N.S.
Income from operations (2)	14,767	8.3	12,912	8.1	14.4
Other non-operating expenses (income)	2,426	1.4	307	0.2	N.S.
Interest expense	4,716		3,574		31.9
Interest income	2,845		8,500		(66.5)
Interest expense, net	1,871		(4,926)		(138.0)
Foreign exchange loss (gain)	1,104		2,547		(56.6)
Other financial expenses (income), net	291		315		(7.6)
Financing expenses, net	3,266		(2,066)		N.S.
Income before income tax and participation in associates results	9,073		14,671		(38.2)
Income tax	3,267		4,205		(22.3)
Participation in associates results (3)	(33)		(211)		(84.2)
Continued Operations net income (Loss)	5,774		11,041		N.S.
Discontinued Operations net income (Loss)	110		39,288		N.S.
Consolidated net income (Loss)	5,884		50,329		N.S.
Net majority income	2,931		48,078		N.S.
Net minority income	2,953		2,251		31.2

Operative Cash Flow& CAPEX	2024	% of rev.	2023	% of rev.	% Inc.
Income from operations	14,767	8.3	12,912	8.1%	14.4
Depreciation	7,868	4.4	7,757	4.8%	1.4
Amortization& other non-cash charges	2,415	1.4	1,042	0.7%	131.7
Adjusted EBITDA	25,049	14.1	21,712	13.6%	15.4
CAPEX	7,371		5,080		86.0

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

April 26, 2024  |  Page 13

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Mar-24	Dec-23	% Inc.
Cash and cash equivalents	137,530	165,112	(16.7)
Investments	42,176	26,728	57.8
Accounts receivable	38,683	38,863	(0.5)
Inventories	54,571	58,222	(6.3)
Other current assets	48,871	41,415	18.0
Current Assets Available for sale	25,596	25,819	(0.9)
Total current assets	347,427	356,159	(2.5)
Investments in shares	26,092	26,247	(0.6)
Property, plant and equipment, net	142,785	141,530	0.9
Right of use	86,150	87,941	(2.0)
Intangible assets (1)	141,168	143,218	(1.4)
Other assets	53,938	50,761	6.3
TOTAL ASSETS	797,560	805,856	(1.0)

LIABILITIES & STOCKHOLDERS’ EQUITY	Mar-24	Dec-23	% Inc.
Bank loans	2,373	2,453	(3.3)
Current maturities of long-term debt	2,704	8,955	(69.8)
Interest payable	1,644	1,677	(2.0)
Current maturities of long-term leases	12,233	12,236	(0.0)
Operating liabilities	175,897	148,447	18.5
Short term liabilities available for sale	11,887	11,569	2.7
Total current liabilities	206,738	185,337	11.5
Long-term debt (2)	126,303	125,417	0.7
Long-term leases	82,207	83,838	(1.9)
Laboral obligations	7,174	6,920	3.7
Other liabilities	27,757	25,975	6.9
Total liabilities	450,180	427,487	5.3
Total stockholders’ equity	347,380	378,369	(8.2)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	797,560	805,856	(1.0)

	March 31, 2024
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	54.6%	9.1%
U.S. Dollars	27.0%	3.4%
Euros	6.6%	2.6%
Swiss Francs	0.0%	0.0%
Colombian pesos	0.7%	6.3%
Argentine pesos	0.0%	130.0%
Brazilian reais	10.2%	9.3%
Chilean pesos	0.9%	8.9%
Total debt	100.0%	7.2%
Fixed rate (2)	83.8%
Variable rate (2)	16.2%

DEBT MATURITY PROFILE	2024	2025	2026	2027	2028	2029+
% of Total Debt	3.6%	1.7%	9.2%	8.0%	11.3%	66.3%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

April 26, 2024  |  Page 14

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended March 31, 2024
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF[3]
Proximity Americas & Europe	2,853	-	2,853
Fuel	225	-	225
Health Division	466	-	466
Envoy Solutions	74	-	74
Coca-Cola FEMSA[1]	2,921	(2,921)	-
Other[2]	(261)	-	(261)
FEMSA Consolidated	6,279	(2,921)	3,357

Dividends Received[3]	-	381	381

FEMSA Consolidated ex-KOF	6,279	(2,541)	3,738

	As of March 31, 2024
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	8,737	-	8,737
Coca-Cola FEMSA Cash & Equivalents	2,117	(2,117)	-
Cash & Equivalents	10,854	(2,117)	8,737

Financial Debt[4]	4,037	-	4,037
Coca-Cola FEMSA Financial Debt	3,898	(3,898)	-
Lease Liabilities	5,598	-	5,598
Coca-Cola FEMSA Lease Liabilities	106	(106)	-
Debt	13,639	(4,004)	9,635

FEMSA Net Debt	2,785	(1,887)	898

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for March 31, 2023 which was 16.5574 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$316 mm and EUR$57 mm during the last twelve months.

4 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

April 26, 2024  |  Page 15

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	70,085	100.0	60,871	100.0	15.1
Cost of sales	40,662	58.0	36,325	59.7	11.9
Gross profit	29,423	42.0	24,546	40.3	19.9
Administrative expenses	1,524	2.2	1,120	1.8	36.0
Selling expenses	22,830	32.6	18,945	31.1	20.5
Other operating expenses (income), net	90	0.1	18	0.0	N.S.
Income from operations	4,978	7.1	4,463	7.3	11.5
Depreciation	2,994	4.3	2,984	4.9	0.3
Amortization& other non-cash charges	655	0.9	213	0.3	N.S.
Adjusted EBITDA	8,627	12.3	7,660	12.6	12.6
CAPEX	3,351		2,349		42.7

Information of OXXO Stores
Total stores	23,290		21,615		7.7
Stores Mexico	22,326		21,007		6.3
Stores South America	964		608		58.6

Net new convenience stores:
vs. Last quarter	424		157		N.S.
Year-to-date	424		157		N.S.
Last-twelve-months	1,675		1,115		50.2

Same-store data: (1)
Sales (thousands of pesos)	960.0		875.4		9.7
Traffic (thousands of transactions)	17.5		17.1		2.2
Ticket (pesos)	54.8		51.1		7.3

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

April 26, 2024  |  Page 16

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	10,939	100.0	10,111	100.0	8.2
Cost of sales	6,209	56.8	5,848	57.8	6.2
Gross profit	4,730	43.2	4,263	42.2	11.0
Administrative expenses	849	7.8	752	7.4	12.9
Selling expenses	3,520	32.2	3,394	33.6	3.7
Other operating expenses (income), net	(26)	(0.2)	(24)	(0.2)	8.8
Income from operations	388	3.5	141	1.4	175.0
Depreciation	1,120	10.2	1,111	11.0	0.8
Amortization & other non-cash charges	163	1.5	76	0.8	114.2
Adjusted EBITDA	1,670	15.3	1,328	13.1	25.8
CAPEX	381		195		N.S.

April 26, 2024  |  Page 17

Health – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	18,154	100.0	18,574	100.0	(2.3)
Cost of sales	12,928	71.2	12,856	69.2	0.6
Gross profit	5,226	28.8	5,718	30.8	(8.6)
Administrative expenses	945	5.2	705	3.8	34.0
Selling expenses	3,669	20.2	4,020	21.6	(8.7)
Other operating expenses (income), net	11	0.1	(9)	(0.0)	N.S.
Income from operations	601	3.3	1,002	5.4	(40.0)
Depreciation	812	4.5	782	4.2	3.8
Amortization& other non-cash charges	266	1.5	244	1.3	9.1
Adjusted EBITDA	1,679	9.2	2,028	10.9	(17.2)
CAPEX	168		233		(27.9)

Information of Stores
Total Locations	4,440		4,186		6.1
Stores Mexico	1,723		1,610		7.0
Stores South America	2,717		2,576		5.5

Net new locations:
vs. Last quarter	(34)		80		N.S.
Year-to-date	(34)		80		N.S.
Last-twelve-months	254		453		(43.9)

Same-store data: (1)
Sales (thousands of pesos)	1,017.8		1,018.7		(0.1)

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.

April 26, 2024  |  Page 18

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	14,963	100.0	13,141	100.0	13.9
Cost of sales	13,224	88.4	11,506	87.6	14.9
Gross profit	1,740	11.6	1,635	12.4	6.4
Administrative expenses	76	0.5	61	0.5	23.8
Selling expenses	1,145	7.7	1,051	8.0	9.0
Other operating expenses (income), net	(12)	(0.1)	-	-	N.S.
Income from operations	530	3.5	523	4.0	1.4
Depreciation	243	1.6	277	2.1	(12.4)
Amortization& other non-cash charges	124	0.8	19	0.1	N.S.
Adjusted EBITDA	897	6.0	819	6.2	9.5
CAPEX	8		24		(67.4)

Information of OXXO GAS Service Stations
Total service stations	570		570		-
Net new service stores:
vs. Last quarter	(1)		2		(150.0)
Year-to-date	(1)		2		(150.0)
Last-twelve-months	(1)		1		N.S.
Volume (millions of liters) total stations	614		574		6.9
Same-station data: (1)
Sales (thousands of pesos)	7,601.7		7,109.5		6.9
Volume (thousands of liters)	358.8		346.9		3.4
Average price per liter	21.2		20.5		3.4

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

April 26, 2024  |  Page 19

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the first quarter of:
	2024	% of rev.	2023	% of rev.	% Var.
Total revenues	63,803	100.0	57,357	100.0	11.2
Cost of sales	35,375	55.4	31,899	55.6	10.9
Gross profit	28,428	44.6	25,458	44.4	11.7
Administrative expenses	3,150	4.9	3,078	5.4	2.3
Selling expenses	16,518	25.9	14,747	25.7	12.0
Other operating expenses (income), net	188	0.3	(90)	(0.2)	N.S.
Income from operations	8,617	13.5	7,724	13.5	11.6
Depreciation	2,541	4.0	2,326	4.1	9.2
Amortization & other non-cash charges	786	1.2	471	0.8	66.9
Adjusted EBITDA	11,944	18.7	10,522	18.3	13.5
CAPEX	3,272		2,506		30.6

Sales Volumes
(Millions of unit cases)
Mexico and Central America	579.8	57.5	537.4	57.2	7.9
South America	140.6	13.9	141.3	15.0	(0.5)
Brazil	288.2	28.6	260.9	27.8	10.4
Total	1,008.6	100.0	939.6	100.0	7.3

April 26, 2024  |  Page 20

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	1Q 2024	LTM (1) Mar-24	Mar-24		Mar-23
			Per USD	Per MXN	Per USD	Per MXN
Mexico	0.21%	4.48%	16.68	1.0000	18.11	1.0000
Colombia	1.80%	2.41%	3,842.30	0.0043	4,627.27	0.0039
Brazil	0.84%	1.50%	5.00	3.3381	5.08	3.5637
Argentina	28.77%	55.99%	858.00	0.0194	209.01	0.0866
Chile	1.26%	4.29%	982.38	0.0170	790.41	0.0229
Euro Zone	0.77%	0.92%	0.92	18.1081	0.92	19.6863

(1) LTM = Last twelve months.

April 26, 2024  |  Page 21

FUTURE-READY

FIRST QUARTER 2024 RESULTS

Investor Relations
Jorge Collazo | jorge.collazo@kof.com.mx
Lorena Martin | lorena.martinl@kof.com.mx
Marene Aranzabal | marene.aranzabal@kof.com.mx
Emilio Villacís | tmxemilio.villacis@kof.com.mx

Coca-Cola FEMSA

Mexico City, April 24, 2024, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the first quarter of 2024.

FIRST QUARTER HIGHLIGHTS

•	Volume growth 7.3%

•	Revenue growth 11.2%

•	Operating income growth 11.6%

•	Majority net income growth 27.8%

•	Earnings per share[1] were Ps. 0.30 (Earnings per unit were Ps. 2.38 and per ADS were Ps. 23.83)

•	Successfully launched version 4.0 of Juntos+ app in Mexico, reaching more than 214K active monthly users

FINANCIAL SUMMARY FOR THE FIRST QUARTER RESULTS

Change vs. same period of last year

		Total Revenues	Gross Profit	Operating Income	Majority Net Income
		1Q24	1Q24	1Q24	1Q24
	Consolidated	11.2%	11.7%	11.6%	27.8%
As Reported	Mexico & Central America	12.6%	12.4%	13.4%
	South America	9.3%	10.5%	8.2%

	Consolidated	17.7%	18.5%	18.9%
Comparable (2)	Mexico & Central America	14.1%	13.9%	15.1%
	South America	23.4%	27.4%	27.0%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

"As we reflect on a positive first quarter, I am encouraged by the progress we are making across our strategic priorities. We continue implementing a sustainable growth model, building on the positive momentum of our core business. To this end, we posted solid volumes in key markets such as Mexico, Brazil, Colombia, Guatemala, and our Central America South territories, supporting our top-line and operating income to achieve double-digit growth.

Additionally, we continue laying the foundation to take Juntos+ to the next level with advanced artificial intelligence capabilities. During the quarter, we successfully launched Juntos+ version 4.0 in Mexico, which includes new features and an improved user experience, enabling us to serve our customers more effectively. Moreover, we continue fostering a customer-centric culture within our organization with the deployment of our KOF Principles.

All this would not be possible without the dedication and talent of our teams across our operations, and our shared commitment to creating long-term sustainable value for all of our stakeholders. As we progress throughout the year, we will continue focusing on these three drivers: build on the growth momentum of our core business, take Juntos+ to the next level, and foster a customer-centric and psychologically safe culture."

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q24 Results	Page 2 of 14
April 24, 2024

RECENT DEVELOPMENTS

•	On March 19, 2024, Coca-Cola FEMSA held its Annual Ordinary General Shareholders’ Meeting, during which its shareholders approved among other things, the Company’s consolidated financial statements for the year ended December 31, 2023, the annual report presented by the Board of Directors, the declaration and payment of dividends corresponding to the fiscal year 2023, and the appointment or reelection of the members of the Board of Directors, the Planning and Finance, Audit and Corporate Practices Committees for 2024. The shareholders’ meeting approved the payment of a cash dividend in the amount of Ps. 6.08 per KOF UBL unit (Ps. 0.76 per share) to be paid in four equal installments of Ps. 1.52 per KOF UBL unit (Ps. 0.19 per share) on April 16, July 16, October 15, and December 9, 2024, for all outstanding shares on the payment date.

•	Coca-Cola FEMSA released its 2023 integrated report entitled, “Future-Ready – Driving Growth,” the annual report on Form 20-F filing to the U.S. Securities and Exchange Commission, and the annual report filing to the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores). These three reports are available on the Investor Relations section of Coca-Cola FEMSA´s website at www.coca-colafemsa.com

•	On April 16, 2024, Coca-Cola FEMSA paid the first installment of the ordinary dividend approved for Ps. 0.19 per share, for a total cash distribution of Ps. 3,193.26 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 1Q24 Results	Page 3 of 14
April 24, 2024

CONSOLIDATED FIRST QUARTER RESULTS

CONSOLIDATED FIRST QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2024	1Q 2023	Δ%	Δ%
Total revenues	63,803	57,357	11.2%	17.7%
Gross profit	28,428	25,458	11.7%	18.5%
Operating income	8,617	7,724	11.6%	18.9%
Adj. EBITDA (2)	11,944	10,522	13.5%	21.7%

Volume increased 7.3% to 1,008.6 million unit cases, driven by volume growth in most of our territories, including a strong performance in Mexico, Brazil, Colombia, Guatemala, and our Central America South territories, partially offset by a decrease in Argentina, Panama, and Uruguay.

Total revenues increased 11.2% to Ps. 63,803 million. This increase was driven mainly by solid volume growth, partially offset by unfavorable currency translation effects of most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 17.7%.

Gross profit increased 11.7% to Ps. 28,428 million, and gross margin increased 20 basis points to 44.6%. This expansion was driven mainly by the operating leverage resulting from our top-line growth, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher sweetener costs across our territories and the depreciation of the Argentine Peso as compared to the same period of the previous year. Excluding currency translation effects, gross profit increased 18.5%.

Operating income increased 11.6% to Ps. 8,617 million, and operating margin remained flat at 13.5%. Operating income was driven mainly by gross profit growth and expense efficiencies. These effects were partially offset by increases in operating expenses such as labor, freight, and maintenance. In addition, our comparison base included a larger non-cash operating foreign exchange gain in Mexico, as a result of the appreciation of the Mexican Peso in the same period of the previous year. Excluding currency translation effects, operating income increased 18.9%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q24 Results	Page 4 of 14
April 24, 2024

Comprehensive financing result recorded an expense of Ps. 1,188 million, compared to an expense of Ps. 1,399 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 26 million as compared to a loss of Ps. 640 million during the same period of the previous year. This loss was driven as our net cash exposure in U.S. dollars was negatively impacted by the quarterly appreciation of the Mexican Peso and the Brazilian Real.

In addition, we recognized a lower interest expense of Ps. 1,797 million as compared to an expense of Ps. 1,913 million in the same period of the previous year, mainly as a result of (i) a lower interest expense related to the maturity of a Mexican Peso denominated bond, and (ii) a decrease in interest rates in Brazil.

These effects were partially offset by a lower interest income of Ps. 623 million as compared to Ps. 1,042 million during the same period of the previous year, mainly as a result of a decrease in interest rates in Brazil and Mexico.

Additionally, we recorded a loss in financial instruments of Ps. 46 million as compared to a gain of Ps. 53 million in the same period of the previous year.

Finally, we recorded a lower gain in monetary positions in inflationary subsidiaries of Ps. 7 million, as compared to a gain of Ps. 60 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 30.2% as compared to 32.4% during the same period of the previous year. The decrease was driven mainly by the recognition of certain non-taxable tax credits.

Net income attributable to equity holders of the company was Ps. 5,006 million as compared to Ps. 3,916 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.30 (Earnings per unit were Ps. 2.38 and per ADS were Ps. 23.83.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 1Q24 Results	Page 5 of 14
April 24, 2024

MEXICO & CENTRAL AMERICA DIVISION FIRST QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2024	1Q 2023	Δ%	Δ%
Total revenues	37,844	33,617	12.6%	14.1%
Gross profit	17,888	15,919	12.4%	13.9%
Operating income	5,681	5,011	13.4%	15.1%
Adj. EBITDA (2)	7,744	6,706	15.5%	17.3%

Volume increased 7.9% driven by growth across most territories in the division. Mexico volumes grew 6.9%, volumes in Guatemala grew 17.0% and in Central America South 10.6% driven by growth in Costa Rica and Nicaragua.

Total revenues increased 12.6% to Ps. 37,844 million, driven mainly by volume growth. This increase was partially offset by unfavorable currency translation effects from all of our operating currencies in Central America into Mexican Pesos. Excluding currency translation effects, total revenues increased 14.1%.

Gross profit increased 12.4% to Ps. 17,888 million, and gross margin contracted 10 basis points to 47.3%. This performance was driven mainly by our top-line growth, the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs, and favorable raw material hedging initiatives. These effects were offset by higher sweetener costs. Excluding currency translation effects, gross profit increased 13.9%.

Operating income increased 13.4% to Ps. 5,681 million, and operating margin increased 10 basis points to 15.0%, driven mainly by our top-line growth and variable expense efficiencies. These effects were offset by higher sweetener costs and higher expenses such as labor, marketing, and freight. Additionally, we recorded a lower operating foreign exchange gain in Mexico as compared to the previous year. Excluding currency translation effects, operating income increased 15.1%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q24 Results	Page 6 of 14
April 24, 2024

SOUTH AMERICA DIVISION FIRST QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	1Q 2024	1Q 2023	Δ%	Δ%
Total revenues	25,958	23,740	9.3%	23.4%
Gross profit	10,540	9,539	10.5%	27.4%
Operating income	2,935	2,713	8.2%	27.0%
Adj. EBITDA (2)	4,200	3,816	10.1%	30.7%

Volume increased 6.6%, driven mainly by a 10.4% growth in Brazil and 9.7% in Colombia, partially offset by a 16.9% decline in Argentina and 3.6% in Uruguay.

Total revenues increased 9.3% to Ps. 25,958 million, driven mainly by our volume growth. This increase was partially offset by unfavorable currency translation effects of most of our operating currencies in the division into Mexican Pesos. Excluding currency translation effects, total revenues increased 23.4%.

Gross profit increased 10.5% to Ps. 10,540 million, and gross margin expanded 40 basis points to 40.6%. This increase was driven mainly by operating leverage due to our top-line growth and favorable raw material hedging strategies. This growth was partially offset by increases in raw material costs such as sweeteners and the depreciation of most of our operating currencies as applied to our U.S dollar denominated raw material costs. Excluding currency translation effects, gross profit increased 27.4%.

Operating income increased 8.2% to Ps. 2,935 million in the first quarter of 2024, resulting in an operating margin contraction of 10 basis points to 11.3%. This increase was driven mainly by operating leverage coupled with cost and expense efficiencies. These effects were offset by the top-line contraction resulting from the volatile macroeconomic situation in Argentina. Excluding currency translation effects, operating income increased 27.0%.

(1)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 1Q24 Results	Page 7 of 14
April 24, 2024

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 1Q24 Results	Page 8 of 14
April 24, 2024

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to a population of more than 272 million. With over 104 thousand employees, the Company markets and sells approximately 4 billion unit cases through more than 2.1 million points of sale a year. Operating 56 manufacturing plants and 252 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the S&P/BMV Total Mexico ESG Index, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(5 pages of tables to follow)

Coca-Cola FEMSA Reports 1Q24 Results	Page 9 of 14
April 24, 2024

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the First Quarter of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	5,958.0		5,567.3		7.0%	7.0%
Volume (million unit cases)	1,008.6		939.6		7.3%	7.3%
Average price per unit case	61.21		59.28		3.3%
Net revenues	63,638		57,145		11.4%
Other operating revenues	165		212		-22.4%
Total revenues (2)	63,803	100.0%	57,357	100.0%	11.2%	17.7%
Cost of goods sold	35,374	55.4%	31,899	55.6%	10.9%
Gross profit	28,428	44.6%	25,458	44.4%	11.7%	18.5%
Operating expenses	19,668	30.8%	17,825	31.1%	10.3%
Other operative expenses, net	188	0.3%	(30)	NA	NA
Operative equity method (gain) loss in associates(3)	(44)	NA	(61)	NA	-28.0%
Operating income (5)	8,617	13.5%	7,724	13.5%	11.6%	18.9%
Other non operative expenses, net	(90)	NA	124	0.2%	NA
Non Operative equity method (gain) loss in associates (4)	13	0.0%	134	0.2%	-90.2%
Interest expense	1,797		1,913		-6.1%
Interest income	623		1,042		-40.2%
Interest expense, net	1,174		871		34.8%
Foreign exchange loss (gain)	(26)		640		NA
Loss (gain) on monetary position in inflationary subsidiaries	(7)		(60)		-88.9%
Market value (gain) loss on financial instruments	46		(53)		NA
Comprehensive financing result	1,188		1,399		-15.1%
Income before taxes	7,506		6,067		23.7%
Income taxes	2,258		1,989		13.5%
Result of discontinued operations	-		-		NA
Consolidated net income	5,247		4,078		28.7%
Net income attributable to equity holders of the company	5,006	7.8%	3,916	6.8%	27.8%	36.4%
Non-controlling interest	241	0.4%	162	0.3%	48.8%

Adj. EBITDA & CAPEX	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	8,617	13.5%	7,724	13.5%	11.6%	18.9%
Depreciation	2,541		2,326		9.2%
Amortization and other operative non-cash charges	786		471		66.9%
Adj. EBITDA (5)(6)	11,944	18.7%	10,522	18.3%	13.5%	21.7%
CAPEX	3,181		2,506		26.9%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 13 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)	As of March 31, 2024, the investment in fixed assets effectively paid is equivalent to Ps. 3, 775 million.

Coca-Cola FEMSA Reports 1Q24 Results	Page 10 of 14
April 24, 2024

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,019.1		2,826.8		6.8%	6.8%
Volume (million unit cases)	579.8		537.4		7.9%	7.9%
Average price per unit case	64.92		62.55		3.8%
Net revenues	37,844		33,612
Other operating revenues	(0)		5
Total Revenues (2)	37,844	100.0%	33,617	100.0%	12.6%	14.1%
Cost of goods sold	19,956	52.7%	17,699	52.6%
Gross profit	17,888	47.3%	15,919	47.4%	12.4%	13.9%
Operating expenses	12,114	32.0%	11,059	32.9%
Other operative expenses, net	119	0.3%	(111)	NA
Operative equity method (gain) loss in associates (3)	(26)	NA	(40)	NA
Operating income (4)	5,681	15.0%	5,011	14.9%	13.4%	15.1%
Depreciation, amortization & other operating non-cash charges	2,062	5.4%	1,695	5.0%
Adj. EBITDA (4)(5)	7,744	20.5%	6,706	19.9%	15.5%	17.3%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 13 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle, among others.

(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the First Quarter of:
	2024	% of Rev.	2023	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,938.9		2,740.5		7.2%	7.2%
Volume (million unit cases)	428.8		402.2		6.6%	6.6%
Average price per unit case	56.20		54.90		2.4%
Net revenues	25,794		23,533
Other operating revenues	165		207
Total Revenues (2)	25,958	100.0%	23,740	100.0%	9.3%	23.4%
Cost of goods sold	15,418	59.4%	14,200	59.8%
Gross profit	10,540	40.6%	9,539	40.2%	10.5%	27.4%
Operating expenses	7,554	29.1%	6,766	28.5%
Other operative expenses, net	68	0.3%	81	0.3%
Operative equity method (gain) loss in associates (3)	(18)	NA	(21)	NA
Operating income (4)	2,935	11.3%	2,713	11.4%	8.2%	27.0%
Depreciation, amortization & other operating non-cash charges	1,265	4.9%	1,102	4.6%
Adj. EBITDA (4)(5)	4,200	16.2%	3,816	16.1%	10.1%	30.7%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 13 for revenue breakdown.

(3)	Includes equity method in Leão Alimentos and Verde Campo, among others.

(4)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6)	Please refer to page 8 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 1Q24 Results	Page 11 of 14
April 24, 2024

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Mar-24	Dec-23	% Var.
Current Assets
Cash, cash equivalents and marketable securities	35,046	31,060	13%
Total accounts receivable	15,946	17,749	-10%
Inventories	12,181	11,880	3%
Other current assets	7,472	7,049	6%
Total current assets	70,645	67,738	4%
Non-Current Assets	-	-
Property, plant and equipment	136,132	133,406	2%
Accumulated depreciation	(56,621)	(54,676)	4%
Total property, plant and equipment, net	79,511	78,730	1%
Right of use assets	2,325	2,388	-3%
Investment in shares	9,345	9,246	1%
Intangible assets and other assets	99,882	101,162	-1%
Other non-current assets	16,396	14,256	15%
Total Assets	278,104	273,520	2%

Liabilities & Equity	Mar-24	Dec-23	% Var.
Current Liabilities
Short-term bank loans and notes payable	170	140	21%
Suppliers	24,604	27,351	-10%
Short-term leasing Liabilities	723	752	-4%
Other current liabilities	41,759	26,673	57%
Total current liabilities	67,256	54,916	22%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	64,375	65,074	-1%
Long Term Leasing Liabilities	1,753	1,769	-1%
Other long-term liabilities	18,835	18,056	4%
Total liabilities	152,218	139,815	9%
Equity	-	-
Non-controlling interest	6,678	6,680	0%
Total controlling interest	119,208	127,025	-6%
Total equity	125,886	133,705	-6%
Total Liabilities and Equity	278,104	273,520	2%

	March 31, 2024
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	62.1%	6.9%	8.8%
U.S. Dollars	15.9%	37.4%	4.6%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	20.6%	24.8%	9.3%
Argentine Pesos	0.1%	0.0%	130.0%
Total Debt	100%	21.8%	8.3%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix.

Debt Maturity Profile

Financial Ratios	1Q 2024	FY 2023	Δ%
Net debt including effect of hedges (1)(3)	33,081	37,794	-12.5%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.69	0.81
Adj. EBITDA/ Interest expense, net (1)	10.17	11.86
Capitalization (2)	33.9%	32.8%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 1Q24 Results	Page 12 of 14
April 24, 2024

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	1Q 2024					1Q 2023					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	332.5	31.3	89.9	36.7	490.4	309.5	26.4	87.6	35.2	458.8	6.9%
Guatemala	41.3	2.4	-	2.2	45.9	35.3	1.6	-	2.3	39.2	17.0%
CAM South	35.6	1.6	1.0	5.4	43.6	31.6	1.8	0.4	5.6	39.4	10.6%
Mexico and Central America	409.4	35.2	90.9	44.4	579.8	376.4	29.8	88.0	43.1	537.4	7.9%
Colombia	66.0	10.6	4.1	7.7	88.3	61.4	8.8	3.3	7.1	80.5	9.7%
Brazil (4)	240.1	20.8	2.7	24.6	288.2	218.3	19.4	2.7	20.5	260.9	10.4%
Argentina	29.4	5.2	2.0	3.0	39.6	35.9	5.5	1.4	4.9	47.7	-16.9%
Uruguay	10.1	1.8	-	0.7	12.6	10.4	2.1	-	0.7	13.1	-3.6%
South America	345.6	38.4	8.8	36.0	428.8	325.9	35.8	7.4	33.1	402.2	6.6%
TOTAL	755.0	73.6	99.7	80.3	1,008.6	702.4	65.6	95.4	76.2	939.6	7.3%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	1Q 2024				1Q 2023				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,867.5	219.0	260.6	2,347.0	1,765.2	191.3	254.7	2,211.2	6.1%
Guatemala	307.7	15.7	22.9	346.3	267.2	13.3	22.7	303.2	14.2%
CAM South	256.3	15.2	77.1	348.6	235.7	13.2	63.4	312.4	11.6%
Mexico and Central America	2,431.4	249.9	337.7	3,019.1	2,268.1	217.9	340.8	2,826.8	6.8%
Colombia	479.2	109.1	65.5	653.7	448.1	91.6	77.6	617.3	5.9%
Brazil (3)	1,560.5	180.1	274.4	2,015.0	1,403.1	170.2	226.4	1,799.6	12.0%
Argentina	148.7	32.3	26.7	207.7	183.4	34.8	41.4	259.6	-20.0%
Uruguay	48.8	7.2	6.4	62.5	50.3	8.0	5.7	63.9	-2.3%
South America	2,237.2	328.7	373.1	2,938.9	2,084.8	304.6	351.1	2,740.5	7.2%
TOTAL	4,668.6	578.6	710.8	5,958.0	4,352.9	522.5	691.9	5,567.3	7.0%

Revenues

Expressed in million Mexican Pesos	1Q 2024	1Q 2023	Δ %
Mexico	30,854	27,229	13.3%
Guatemala	3,398	3,017	12.6%
CAM South	3,592	3,371	6.6%
Mexico and Central America	37,844	33,617	12.6%
Colombia	4,884	3,744	30.5%
Brazil (4)	17,837	15,969	11.7%
Argentina	2,150	2,900	-25.9%
Uruguay	1,089	1,127	-3.5%
South America	25,958	23,740	9.3%
TOTAL	63,803	57,357	11.2%

(3) Volume and transactions in Brazil do not include beer

(4) Brazil includes beer revenues of Ps.1,496 million for the first quarter of 2024 and Ps.1,450 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 1Q24 Results	Page 13 of 14
April 24, 2024

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	1Q24
Mexico	4.48%	0.79%
Colombia	7.38%	2.41%
Brasil	4.49%	1.50%
Argentina	300.53%	55.99%
Costa Rica	-1.32%	0.11%
Panama	1.48%	0.67%
Guatemala	2.69%	0.50%
Nicaragua	4.96%	0.87%
Uruguay	4.67%	2.65%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)
	1Q24	1Q23	Δ%
México	17.00	18.70	-9.1%
Colombia	3920.24	4758.63	-17.6%
Brasil	4.95	5.19	-4.7%
Argentina	834.46	192.41	333.7%
Costa Rica	517.00	567.30	-8.9%
Panama	1.00	1.00	-80.7%
Guatemala	7.81	7.83	-0.2%
Nicaragua	36.62	36.30	0.9%
Uruguay	38.89	39.18	-0.7%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Mar-23	Mar-22	Δ%	Ene-23	Ene-22	Δ%
México	16.68	18.11	-7.9%	17.23	18.79	-8.3%
Colombia	3,842.30	4,627.27	-17.0%	3,925.60	4,632.20	-15.3%
Brasil	5.00	5.08	-1.7%	4.95	5.10	-2.9%
Argentina	858.00	209.01	310.5%	826.40	187.00	341.9%
Costa Rica	506.60	545.95	-7.2%	519.79	557.40	-6.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.79	7.80	-0.1%	7.81	7.85	-0.4%
Nicaragua	36.62	36.35	0.8%	36.62	36.29	0.9%
Uruguay	37.55	38.65	-2.8%	39.16	38.68	1.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 1Q24 Results	Page 14 of 14
April 24, 2024